Cybin to Participate in the Cantor Global Healthcare Conference

TORONTO, CANADA – September 25, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that Doug Drysdale, Chief Executive Officer of Cybin, and George Tziras, Chief Executive Officer of Small Pharma Inc., will participate in a panel discussion titled “Emerging Therapeutic Candidates for Mental Health” at the Cantor Global Healthcare Conference, taking place September 26-28, 2023 in New York City, NY.

The panel will be webcast live on Thursday, September 28, 2023 at 1:15 p.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com